For the fiscal period ended (a) 10/31/96
File number (c)811-3981

                          SUB-ITEM 77I
               Terms of New or Amended Securities

     During  the period the Registrant  created  a
new series, the   International Stock Series.  The
new  series  is  authorized to issue  125  million
Class A, 125 million Class B, 125 million Class  C
and  125  million  Class Z shares.   The  existing
portfolio  of  the Registrant was  designated  the
Global  Series, which is authorized to  issue  125
million  Class A, 125 million Class B, 125 million
Class C and 125 million Class Z shares.

     Class  A  shares of the Registrant  are  sold
with  an initial sales charge of up to 5%  of  the
offering  price.  Class B shares of the Registrant
are  sold without an initial sales charge but  are
subject  to a contingent deferred sales charge  or
CDSC  (declining from 5% to zero of the  lower  of
the  amount  invested or the redemption  proceeds)
which will be imposed on certain redemptions  made
within  six  years  of  purchase.   Class  B  will
automatically   convert   to   Class   A    shares
approximately seven years after purchase. Class  C
Shares  of  the  Registrant are  sold  without  an
initial  sales  charge but,  for  one  year  after
purchase,  are  subject  to  a  CDSC  of   1%   on
redemptions. Class Z shares of the Registrant are sold without an initial or contingent deferred sales charge to a limited group of investors.